Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

		For the Years Ended December 31,					Nine Months Ended September 30,
		2002	2003	2004	2005	2006	2006	2007
	TITLE
A)	Earnings (loss) from continuing operations before income taxes and minority interest	$174.0	$89.0	$376.0	$286.0	$3,188.0	$(530.0)	$1,215.0
B)	Minority interest expense, net of taxes	(44.0)	(79.0)	(24.0)	(9.0)	(17.0)	(14.0)	(17.0)
C)	Fixed charges excluding capitalized interest	987.7	943.8	859.7	752.0	724.5	548.9	407.3
D)	Amortization of previously capitalized interest	42.6	40.8	40.3	39.2	34.8	27.6	20.2
E)	Equity in undistributed earnings of affiliates	20.5	3.1	(13.4)	9.7	(5.8)	(2.4)	2.8

F)	Earnings (loss) from continuing operations before income taxes and fixed charges	$1,180.8	$997.7	$1,238.6	$1,077.9	$3,924.5	$30.1	$1,628.3

	Fixed Charges
G)	Interest and amortization of debt expense	$795.9	$801.8	$780.3	$680.8	$651.4	$497.8	$359.9
H)	Interest factor attributable to rentals	76.8	74.9	63.9	61.2	60.2	46.4	40.9
I)	Preferred dividends of subsidiaries	115.0	67.1	15.5	10.0	12.9	4.7	6.5
J)	Capitalized interest	11.9	8.0	9.7	13.7	20.7	12.9	25.4

K)	Total fixed charges	$999.6	$951.8	$869.4	$765.7	$745.2	$561.8	$432.7

L)	Ratio of earnings to fixed charges	1.18	1.05	1.42	1.41	5.27		3.76

M)	Deficiency in earnings necessary to cover fixed charges						$(531.7)

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.